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September 13, 2013	CLIENT/MATTER NUMBER
068916-0101

VIA EDGAR

United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Leuthold Funds, Inc. (File No. 811-09094)

Ladies and Gentlemen:

          On behalf of Leuthold Funds, Inc., a Maryland corporation (the “Company”), we are transmitting for filing a registration statement on Form N-14. The Registration Statement contains a Prospectus that provides information about the acquisition (the “Acquisition”) of the assets and liabilities of the Leuthold Asset Allocation Fund, a series of the Company, by the Leuthold Core Investment Fund, another series of the Company. The Acquisition does not require shareholder approval, and the Company is not asking for a proxy in connection with the Acquisition.

          The Company is a Maryland corporation, and, under Maryland law, no shareholder vote is required in connection with the reorganization. The Maryland General Corporation Law, specifically Section 3-104(a)(5), states that “the approval of the stockholders and articles of transfer . . . are not required for any . . . [t]ransfer of assets by a corporation registered as an open-end investment company under the Investment Company Act of 1940.” In addition, no shareholder vote is required by Rule 17a-8 under the Investment Company Act of 1940 because the Funds have virtually identical investment advisory contracts, the same disinterested directors, substantially identical fundamental investment policies, and the Leuthold Core Investment Fund does not have any distribution fees authorized to be paid pursuant to a Rule 12b-1 plan that are greater than any such fees authorized to be paid by the Leuthold Asset Allocation Fund, as the Leuthold Core Investment Fund has not entered into a Rule 12b-1 plan.

          Provided below is the accounting survivor analysis concluding that the Leuthold Core Investment Fund is the accounting survivor. The accounting survivor analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the factors set forth below, in order of relative importance, to apply in determining the proper accounting surviving entity.

          Portfolio Management:  The primary factor in determining the accounting survivor is the surviving portfolio management. In the case of Leuthold Core Investment Fund and the Leuthold Asset Allocation Fund, the Funds have the same portfolio managers. So, the merged portfolio will be managed by the same portfolio managers, but the merged Fund will be run in accordance with the Leuthold Core Investment Fund’s investment strategies.

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

Securities and Exchange Commission

September 13, 2013

          Portfolio Composition:  Following the acquisition of the Leuthold Asset Allocation Fund by the Leuthold Core Investment Fund, the portfolio will be rebalanced, in the ordinary course, in accordance with the Leuthold Core Investment Fund’s investment strategies.

          Investment Objectives, Policies and Restrictions:  The investment objective of the two funds is the same. However, the investment strategies for achieving this objective differ between the funds, and the Leuthold Core Investment Fund’s investment strategies will be used going forward for the merged portfolio.

          Expense Structure: The Leuthold Core Investment Fund’s expense structure will be used post merger. Both funds have a management fee of 0.90%.

          Asset Size:  The Leuthold Core Investment Fund’s assets are significantly greater than the assets of the Leuthold Asset Allocation Fund.

          Conclusion:  Following the reorganization, the Leuthold Core Investment Fund will be the accounting survivor of the reorganization of the Leuthold Asset Allocation Fund into the Leuthold Core Investment Fund.

          This filing is being effected by direct transmission to the EDGAR System.

          Please contact the undersigned at (414) 297-5596 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer